September 21, 2009
VIA EDGAR AND COURIER
Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Verisk Analytics, Inc. Amendment #5 to the Registration Statement on Form S-1 Filed on August 21, 2009 File No. 333-152973
Ladies and Gentlemen:
     Verisk Analytics, Inc., a Delaware corporation (together with Insurance Services Office, Inc., the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated September 3, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment #5 to the Registration Statement on Form S-1 filed August 21, 2009. References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.
Prospectus Summary, page 1
1.	Please tell us what consideration you have given to discussing the voting rights of your Class A common stock as compared to that of your Class B common stock in your summary. In this regard, we note your disclosure under Description of Capital Stock-Common Stock-Voting Rights on page 103, and that you disclose the risks presented by this structure on page 19.
     Response: The Company has revised its disclosure on page 5 of the Prospectus to include a discussion of the voting rights.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 50

2.	It is unclear from your response to prior comment number 1 how you intend to incorporate the information you present into your document. Please provide us with the proposed disclosure you will include in your filing or revise your document accordingly.
     Response: The Company has included disclosure on stock-based compensation on page 52 of the Prospectus. The extensive and detailed response provided supplementally to the Staff’s prior comment number 1 in the response letter dated August 21, 2009 was intended to facilitate the Staff’s review and was not intended for inclusion in the prospectus. In our experience, such a disclosure would be extremely unusual. The Company and the underwriters believe that such disclosure would disrupt the flow of the stock-based compensation discussion and could be confusing and provoke questions and concerns by investors due to the unusual nature of such disclosure. The additional disclosure we have added makes clear that the increase in the Company’s stock price valued at the mid-point of the range from the value at June 30 is substantially less than the increase in the Dow Jones Industrial Average, the S&P 500 and the Russell 2000 over the same period.
     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Richard J. Sandler
Richard J. Sandler

cc:	Barbara C. Jacobs (Securities and Exchange Commission, Division of Corporation Finance)
Mark Shannon (Securities and Exchange Commission, Division of Corporation Finance)
Craig D. Wilson (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kenneth E. Thompson (Verisk Analytics, Inc.) Eric J. Friedman (Skadden, Arps, Slate, Meagher & Flom LLP) Richard B. Aftanas (Skadden, Arps, Slate, Meagher & Flom LLP)